Supplement filed pursuant to Rule 253(g)(2)

File No.  024-11077

CALTIER FUND I, LP

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated November 18, 2019 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1771232/000110465919065217/tm1923316d1_253g2.htm

SUPPLEMENT TO OFFERING CIRCULAR DATED NOVEMBER 18, 2019
THIS SUPPLEMENT IS DATED DECEMBER 19, 2019

CalTier Fund I, LP. has amended its minimum investment amount for Non-US persons and has opened up its offer in several additional states. Accordingly, "Plan of Distribution and Selling Securityholders - Plan of Distribution" up until the sub-section entitled “No Selling Limited Partners” has been amended and restated as follows:

“We are offering a minimum of 150,000 units and a maximum of 10,000,000 units representing limited partnership interests on a “best efforts” basis.

We will use our existing website, www.caltierrealty.com, the offering page on the Manhattan Street Capital platform, www.manhattanstreetcapital.com/CalTierRealty, blogs, and other social media to provide notification of the offering. Persons who desire information will be directed to a landing page operated by us describing the offering.

The cash price per unit is $5.

The minimum investment is $500 for US persons or $25,000 for Non-US persons, and investors may only purchase additional limited partnership interests in minimum increments of $500 for US persons and $5,000 for Non-US persons.

We intend to market the limited partnership interests in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) November 18, 2020, and (3) the date at which the offering is earlier terminated by us at our sole discretion. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

The company is offering its securities in Alabama, Alaska, California, Georgia, Hawaii, Kansas, Minnesota, Missouri, Nevada, North Carolina, Pennsylvania, West Virginia and Utah. In the event we open this offering to investors in other states, we will amend our campaign page found at www.manhattanstreetcapital.com/CalTierRealty to indicate the states in which the offering is currently made.”